NZ$500,000,000 6.250% Senior Notes due 2017	FILED PURSUANT TO RULE 433 FILE NO. 333-172562

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	Baa2 (negative outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior
Trade Date:	June 25, 2012
Settlement Date:	June 29, 2012 (T+4 days)
Maturity:	June 29, 2017
Par Amount:	NZ$500,000,000
Semi-Annual Coupon:	6.250% per annum
Re-offer Spread to Benchmark:	Semi/Quarterly Mid Swaps + 302.5 basis points
Re-offer Yield:	6.250% per annum
Public Offering Price:	100.00%
Net Proceeds to Citigroup:	NZ$498,375,000 (before expenses).
Interest Payment Dates:	The 29th day of each June and December, commencing December 29, 2012. Following business day convention.
Business Days:	New York, London, Auckland and Wellington.
Day Count:	Actual/Actual (ICMA).
Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Settlement:	Euroclear/Clearstream
Sinking Fund:	Not applicable.
Governing Law:	New York.
Documentation:	The notes will be issued under the Issuer’s Registration Statement No. 333-172562 filed with the U.S. Securities and Exchange Commission.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	NZ$1,000/ multiples of NZ$1,000 in excess thereof
Book Managers:	Citigroup Global Markets Inc. Australia and New Zealand Banking Group Limited National Australia Bank Limited
CUSIP:	172967 GA3

ISIN:	US172967GA34 (for notes held in DTC); XS0800340597 (for notes held in Euroclear and Clearstream)

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the

NZ$500,000,000 6.250% Senior Notes due 2017	FILED PURSUANT TO RULE 433 FILE NO. 333-172562

prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.

Neither Australia and New Zealand Banking Group Limited nor National Australia Bank Limited is a U.S. registered broker-dealer, and therefore, to the extent either intends to effect any sales of the notes in the United States, it will do so through ANZ Securities, Inc., nabSecurities, LLC, or another U.S. registered broker-dealer in accordance with applicable U.S. securities laws and regulations, and as permitted by regulations of the Financial Industry Regulatory Authority, Inc.